January 26, 2009
Mr. Terence O’Brien
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fortress Investment Group LLC (the “Company”)
Form 10-K for the fiscal year ended December 31, 2007
Filed March 28, 2008
Forms 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008, and September 30, 2008
File No. 1-33294
Dear Mr. O’Brien:
We have received the letter dated December 19, 2008 (the “Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) with respect to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) filed on March 28, 2008 and of the Company’s Forms 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008, and September 30, 2008 (the “Forms 10-Q”).
For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow the Staff’s numbered comments.
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. page 42
General. page 43
1.	We note your table presented on page 44 under “Public Company Surplus.” If you continue to present such information in future filings, please revise to clearly explain to investors what the purpose of the table is, what each line item and subtotal represents, and how this presentation relates to your consolidated financial statements.

Response
We respectfully inform the Staff that the Company has removed this table from its filings beginning with its Form 10-Q for the fiscal quarter ended June 30, 2008.

Mr. Terence O’Brien
Securities and Exchange Commission
January 26, 2009

We do not intend to include this table in our Form 10-K for the fiscal year ended December 31, 2008.
Critical Accounting Policies, page 73
Income Taxes, page 80
2.	We note that you recognized a pre-tax loss for fiscal year 2007 versus pre-tax income from fiscal years 2006 and fiscal year 2005. We further note that you have recognized a pre-tax loss for the nine-months ended September 30, 2008. Finally, we note you are relied on expected future earnings to support your conclusion that it is more likely than not you will realize total deferred tax assets. In future filings, please revise your disclosure to provide a more detailed explanation as to how you reached this conclusion. In this regard, address each of the following points:
•	Disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets.
•	Include an explanation of the anticipated future trends included in your projections of future taxable income and why you believe such assumptions are reasonable given your current results.
Please provide us with the disclosures you intend to include in future filings. Refer to paragraphs 20-26 of SFAS 109 and Section 501.14 of the Financial Reporting Codification for guidance.
Response
We respectfully inform the Staff that, prior to the receipt of your comments, we have been reviewing this issue in light of the guidance you refer to. The deferred tax asset is comprised of a portion that would be realized in connection with future ordinary income and a portion that would be realized in connection with future capital gains. We have determined that we will not record a valuation allowance against our deferred tax assets as of December 31, 2008, except to the extent that such deferred tax assets can only be recovered through the generation of future capital gains. We will record a full valuation allowance for any such portion of our deferred tax asset, as further discussed below.
We note that although we have recognized a pre-tax loss in our GAAP basis financial statements for the periods subsequent to 2006, this loss is primarily due to GAAP expense recorded in connection with the Principals Agreement. This expense is not deductible for tax purposes and represents a permanent tax/GAAP difference. Furthermore, we note that we have substantial non-taxable operations (within our non-taxable subsidiaries) which, although included in our consolidated pre-tax GAAP income (loss), never impact our tax return and have

Mr. Terence O’Brien
Securities and Exchange Commission
January 26, 2009

no bearing on our deferred tax assets. We had positive taxable income (that is, net income reported on our tax return) in 2007 and, at this time, we expect to have positive taxable income on our 2008 tax return. Furthermore, a substantial majority of our deferred tax assets are associated with tax/GAAP basis differences in our assets resulting from the Nomura transaction, which increased our basis in the assets for tax purposes but not for GAAP purposes. The primary increase was related to the establishment of intangible assets for tax purposes which are required to be amortized over 15 years. We continue to have significant positive taxable income before factoring in the tax deductions associated with the amortization of these basis differences (the “basis difference deductions”). Based on the management agreements we have in place with the Fortress Funds and other factors, we expect to continue to in the future, even if we do not generate significant incentive income. Therefore, our pre-tax GAAP income (loss) is not a direct indicator of whether our deferred tax asset is realizable. In other words, our GAAP losses, except as described below, do not represent taxable losses (at any time) and do not create “significant uncertainty about [our] ability to earn taxable income and realize tax benefits in future years” (pursuant to SFAS 109 paragraph 100). As a result, we assess the realizability of our deferred tax asset based on our historical and expected taxable income before the basis difference deductions.
The exception to the above discussion is the portion of the deferred tax asset which primarily resulted from the incurrence of GAAP unrealized losses on investments in the funds that, upon realization, would be considered capital losses for tax purposes. As of December 31, 2008, based on the effects of the continuing credit crisis, particularly the fourth quarter declines in equity investment values, we revised our assessment of the realizability of this portion of our deferred tax asset. This portion of our deferred tax asset can only be realized if we generate future capital gains. At this point, we do not believe the projection of this realization is sufficiently assured and therefore we are establishing a valuation allowance in connection with this portion of our deferred tax asset.
In response to the Staff’s comment, we will enhance our disclosure in our Form 10-K for the fiscal year ended December 31, 2008 to better explain the circumstances described above and to delineate the amount of taxable income we have historically generated, prior to the basis difference deductions, as well as the amount of such income we will need to generate in the future in order to realize any deferred tax assets for which we have not recorded a valuation allowance. This disclosure will be added to the footnote as well as the Critical Accounting Policies section.
We expect the new footnote disclosure to be substantially similar to the following draft language.

Mr. Terence O’Brien
Securities and Exchange Commission
January 26, 2009

The realization of the deferred tax assets is dependent on the amount of Fortress’s future taxable income before deductions related to the establishment of the deferred tax asset. The deferred tax asset is comprised of a portion that would be realized in connection with future ordinary income and a portion that would be realized in connection with future capital gains.
Fortress projects that it will have sufficient future taxable ordinary income in the normal course of business, without any projected significant change in circumstances, to fully realize the portion of the deferred tax asset that would be realized in connection with future ordinary income. Such projections do not include material changes in AUM or incentive income from the current levels which, due to the market crisis, have declined from historical levels. However, the projections do contain an estimated marginal growth assumption in years beyond 2009. Based on Fortress’s historical and projected taxable income, management has concluded that the realization of the portion of the deferred tax asset that would be realized in connection with future taxable ordinary income is more likely than not. If Fortress’s estimates change in the future and it is determined that it is more likely than not that some portion, or all, of this portion of the deferred tax asset will not be realized, a valuation allowance would be recorded for that portion. However, in most cases, any tax expense recorded in connection with the establishment of a valuation allowance would be significantly offset by other income recorded in connection with a corresponding reduction of a portion of the tax receivable agreement liability (see below). The following table sets forth Fortress’s estimated taxable ordinary income for 2008 before deductions relating to the establishment of the deferred tax asset, as well as the average of such amount needed over the approximate period of the deductibility (approximately 15 years from the date of establishment, based on the amortization period of the tax basis intangible assets recorded) in order to fully realize the portion of the deferred tax asset that would be realized in connection with future ordinary income (in millions):

2008: Estimated	$—

2009 - 2021: Average Required	$—
As of December 31, 2008, based on the effects of the continuing credit crisis, particularly the fourth quarter declines in equity investment values, Fortress revised its assessment of the realizability of the portion of the deferred tax asset that would only be realized in connection with future capital gains. Fortress has established a full valuation allowance for this portion of the deferred tax asset as management does not believe that the projected generation of material taxable capital gains is sufficiently assured in the foreseeable future. As a result, Fortress recorded a $______ million charge to tax expense in 2008, as well as other income corresponding to a $______ million reduction in the tax receivable agreement liability.
Contractual Obligations, page 83
3.	In future filings, please include a footnote to your contractual obligations regarding the potential repayment of incentive income received from the funds that are subject to clawback. Also discuss whether any of the funds for which you have received incentive income subject to clawback are in positions close to requiring repayment. In this regard, we note your discussion in your segment footnote to your September 30, 2008 Form 10-Q

Mr. Terence O’Brien
Securities and Exchange Commission
January 26, 2009

regarding Fund III. Please ensure your discussion within MD&A is on a US GAAP basis.

Response
We respectfully inform the Staff that, in response to the Staff’s comment, we will include this item within our contractual obligations table in our Form 10-K for the fiscal year ended December 31, 2008. We note that, while the timing of recognition of incentive income is different for segment reporting than for GAAP reporting, the “intrinsic clawback” we disclose in the segment footnote is an absolute concept, which illustrates the related funds’ positions with respect to potential clawback. The intrinsic clawback is the amount of incentive income that we would be required to repay to the fund based on a liquidation of the fund at its recorded net asset value (“NAV”) on the reporting date. We plan to reference this disclosure within our MD&A in our Form 10-K for the fiscal year ended December 31, 2008 and, in response to the Staff’s comment, we will clarify how such amount would impact our GAAP reporting. We supplementally note that the existence of intrinsic clawback would have no effect on our GAAP reporting, since the amount is already recorded as a deferred incentive income liability and has not yet been recognized as revenue for GAAP purposes.
We expect the new contractual obligations disclosure to include a line item for “Deferred incentive income” with a footnote expected to be substantially similar to the following draft language.
Incentive income received from private equity funds may be subject to contingent repayment or clawback upon termination of each fund, depending on the overall performance of each fund. The amounts presented herein represent the amount of clawback that would be due based on a liquidation of the fund at its recorded net asset value as of the reporting date, which we refer to as intrinsic clawback. The period of payment is based on the contractual maturities of the funds including all available extensions. Based on the accounting method we have adopted, which requires us to record incentive income revenue only when all related contingencies are resolved, the amounts accrued as a deferred incentive income liability on our balance sheet exceed the intrinsic clawback.
1. Organization and Basis of Presentation. page 96
Reorganization of Fortress Operating Group, page 96
4.	We note your disclosure on page 97 regarding the dilution to Nomura for the purchase of Fortress Operating Group units from the principals and the dilution to IPO shareholders for the purchase of Fortress Operating Group units for the Fortress Operating Group partnerships. We also note the dilution impact line items in the consolidated and combined statements of changes in members’ and shareholders’ equity during fiscal year 2007. Please

Mr. Terence O’Brien
Securities and Exchange Commission
January 26, 2009

revise your disclosure in future filings to better clarify for investors what the dilution adjustments represent and how such amounts were determined. In this regard, it is not clear from your disclosures why the excess of the amount Nomura paid for the Fortress Operating Group units over the historical carrying value of the net assets exceeds the amount paid by Nomura. In addition, it is also unclear why the excess over the amount paid by the IPO shareholders is less than the IPO shareholders’ payment.

Response
We respectfully inform the Staff that, as disclosed on page 97 of our Form 10-K for the fiscal year ended December 31, 2007, the dilution amounts represent the excess of amounts paid for Fortress Operating Group units over the historical carrying value of the proportion of net assets acquired. The historical carrying value of Fortress Operating Group’s assets was significantly lower than their fair value, primarily due to the management contracts and related agreements which were internally generated and, therefore, ascribed no value in our GAAP financial statements. In fact, the carrying value of the assets was exceeded by the carrying value of the liabilities at the date of the Nomura Transaction. Following the IPO Transaction, the carrying value of Fortress Operating Group’s assets, which then included the net proceeds of the offering, exceeded its liabilities. When Nomura purchased units, the excess of what they paid (based on estimated fair value) over the related carrying value of their portion of the net assets acquired / liabilities assumed was recorded as dilution. The dilution exceeded the amount paid because the proportional carrying value of the assets acquired was less than the carrying value of the liabilities assumed. Subsequently, when the public company purchased units, with proceeds received from the IPO Transaction, the excess of the amount paid for such units over the related carrying value was also recorded as dilution. In this case, the dilution was less than the amount invested because the proportional carrying value of the assets acquired exceeded the carrying value of the liabilities assumed.
In response to the Staff’s comment, we will further enhance this disclosure in our Form 10-K for the fiscal year ended December 31, 2008.
We expect the new footnote disclosure to be substantially similar to the following draft language.
Accordingly, the Registrant has carried forward unchanged the value of assets and liabilities recognized in Fortress Operating Group’s combined financial statements into its consolidated financial statements. When the Registrant purchased Fortress Operating Group units, from the Principals and directly from the Fortress Operating Group partnerships, it recorded the proportion of Fortress Operating Group net assets acquired at their historical carrying value and proportionately reduced the Principals’ and others’ interests in equity of consolidated subsidiaries. The estimated fair value of such units

Mr. Terence O’Brien
Securities and Exchange Commission
January 26, 2009

exceeded this historical carrying value due to Fortress’s management contracts and related agreements which were internally generated and, therefore, ascribed no value in the consolidated and combined financial statements. The excess of the amounts paid for the purchase of the Fortress Operating Group units (based on estimated fair value) over the historical carrying value of the proportion of net assets acquired was charged to paid-in capital and is identified in the statement of members’ and shareholders’ equity as dilution. The dilution impact of the Nomura Transaction exceeded the amount paid by Nomura because at the date of the Nomura Transaction the carrying value of the Fortress Operating Group liabilities exceeded the carrying value of its assets. The dilution impact of the initial public offering was less than the proceeds of the initial public offering because, after the Registrant invested the net proceeds of the offering into Fortress Operating Group, the carrying value of its assets exceeded the carrying value of its liabilities.
Form 10-Q for the Fiscal Quarter Ended September 30. 2008
5. Future Taxes and Tax Related Payments. page 19
5.	In future filings, please revise your disclosure to state the amount of payments made to the principals during the periods presented. Please also disclose the total amount of payments made under this agreement. Finally, please disclose that payments made will not be reimbursed to you, if you are unable to realize the corresponding deferred tax asset.

Response
We respectfully inform the Staff that there were no amounts paid to the Principals from the inception of the agreement through the date of issuance of our Form 10-Q for the fiscal quarter ended September 30, 2008. We expect the first payment to be made in the first quarter of 2009 and this will be disclosed in our Form 10-K for the fiscal year ended December 31, 2008. We note that we have disclosed on both pages 30 and 72 of our Form 10-K for the fiscal year ended December 31, 2007 that, under certain circumstances where the IRS disallows previously realized tax savings, amounts paid to the Principals under the tax receivable agreement could exceed our cash tax savings. In response to the Staff’s comment, we will add this disclosure to the footnote.
We expect the new footnote disclosure to be substantially similar to the following draft language.
The corporate taxpayers entered into a tax receivable agreement with each of the Principals that provides for the payment to an exchanging or selling Principal of 85% of the amount of cash savings, if any, in U.S. federal, state, local and foreign income tax that the corporate taxpayers actually realize (or are deemed to realize in the case of an early termination payment by the corporate taxpayers or a change of control, as defined) as a result of these increases in tax basis. Such payments are expected to occur over approximately the next 15 years. Although Fortress is not aware of any issue that would cause the IRS to challenge a tax basis increase, the Principals will not reimburse

Mr. Terence O’Brien
Securities and Exchange Commission
January 26, 2009

Fortress for any payments made under this agreement if tax savings claimed are later disallowed by the IRS. In connection with the Nomura transaction and related tax effects, a $393 million capital decrease and offsetting liability to the Principals was recorded in Due to Affiliates with respect to the tax receivable agreement. Such amount is a component of the deferred tax effects reflected in the Statement of Members’ and Shareholders’ Equity. No further liability was recorded during the years ended December 31, 2008 or 2007. In connection with the tax return filed for the year ended December 31, 2007, $___ million was paid to the Principals under the tax receivable agreement in ___2009. For the tax year ended December 31, 2008, the payments which are expected to become due pursuant to the tax receivable agreement are approximately $___ million, subject to finalization of Fortress’s tax return for such year. To the extent that a portion, or all, of this liability is not expected to be incurred (due to changes in expected taxable income), the liability would be reduced. As discussed above, a reduction of $___ million was recorded as of December 31, 2008.
10. Segment Reporting. page 29
6.	In future filings, please revise your disclosure under “Distributable Earnings Impairment” to explain to investors why you are recognizing impairments on your private equity funds, including the castles, for purposes of calculating distributable earnings for your private equity segment. We assume the impairments are being recognized, as you do not include allocated losses from equity method investees and unrealized losses that are recognized for US GAAP purposes in your calculation of distributable earnings to assess your segment’s operating performance.

Response
We respectfully inform the Staff that you are correct in your assumption with respect to why we have recorded impairment charges for distributable earnings purposes. In response to the Staff’s comment, we will revise our future segment disclosures to clarify this point.
We expect the new footnote disclosure to be substantially similar to the following draft language.
Pursuant to the definition of Distributable Earnings (“DE”) above, impairment is taken into account in the calculation in two ways: first, in section (i)(a) regarding private equity incentive income, and, second, in section (ii)(a) regarding equity method investments in private equity funds. Pursuant to section (ii)(a), distributable earnings does not include unrealized losses from investments in private equity funds, unless an impairment is required to be recognized.

Mr. Terence O’Brien
Securities and Exchange Commission
January 26, 2009

11. Subsequent Events. page 40
7.	We note that one of your private equity funds redeemed $76.8M in investments made by three of its Principals. Please revise your disclosure in future filings to explain how the fund was able to redeem the Principals’ interests, as it appears from your disclosure that investors in the private equity funds are unable to request redemptions but rather vote on dissolving the fund entirely.

Response
We respectfully inform the Staff that the investments redeemed were not made through pro rata capital calls from fund investors, but were rather made as short-term advances and preferred equity investments in the funds, above and beyond such capital. As such, they were subject to different agreements than the bulk of such funds’ capital. We note that the original advances were disclosed on page 130 of our Form 10-K for the fiscal year ended December 31, 2007. In response to the Staff’s comment, we will revise our future disclosures to clarify this point.
We expect the new related party footnote disclosure to be substantially similar to the following draft language.
In 2008 and 2007, three of the Principals made non-interest bearing short term loans to, and non-dividend bearing preferred equity investments in, certain private equity Fortress Funds and their subsidiaries. Some of these investments have been repaid by such funds and subsidiaries, including repayments from proceeds of subsequent capital calls and capital raises in which Fortress participated. These investments were outside the scope of such funds’ contractual ability to call capital on a pro rata basis from their investors and ranked senior to such capital. The following table summarizes this activity:

	Loans	Preferred Equity
2007
Advances	$—	$—
Repayments	—	—

Balance at December 31, 2007	—	—

2008
Advances	—	—
Repayments	—	—

Balance at December 31, 2008	$—	$—

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations. page 48
Market Considerations. page 49
8.	In future filings, please revise your disclosure regarding how the current market conditions have negatively impacted your business to provide more specific information about you. For example:

Mr. Terence O’Brien
Securities and Exchange Commission
January 26, 2009

•	State that amount by which dividends you paid exceeded your calculated distributable earnings for fiscal year 2008.
•	Discuss the negative impacts the decline in NAV of certain fund investments has had on your consolidated financial statement in addition to your discussion of distributable earnings at the segment level. Please ensure you provide both qualitative and quantitative analyses.
•	Disclose the amount by which your management fees and incentive income will decrease due to the significant redemption requests in both your liquid and hybrid hedge funds.
•	Quantify the impact the discontinuance of incentive income from current investors in your liquid and hybrid hedge funds along with the corresponding AUM for these funds.
•	Quantify the amount of future returns you will need to recognize to earn incentive income for your private equity funds with unrealized losses including the corresponding AUM for these funds.
•	Disclose the quarterly redemption rates for your liquid hedge funds and annual redemption rates for your hybrid hedge funds for each period presented.
•	The amount by which net capital raised did not meet your beginning of the year expectations and how the unmet expectation impacted your financial statements and/or will impact your financial statements in future periods.
Response

We respectfully inform the Staff that, in response to the Staff’s comment, we will augment our Market Considerations disclosure in our Form 10-K for the fiscal year ended December 31, 2008 to address each of the above points except redemption rates. The annual redemption rates for our liquid hedge funds and hybrid hedge funds will be separately disclosed in Note 3 to our consolidated and combined financial statements; quarterly redemption rates will be disclosed in future Forms 10-Q as applicable. We note that some of these points are currently addressed in other sections of our filings (although we will now add them here as well).

We expect the new MD&A disclosure to be substantially similar to the following draft excerpts. We note that these excerpts represent an incomplete portion of our MD&A “Market Considerations” discussion, and will be presented in context in our Form 10-K for the fiscal year ended December 31, 2008. Furthermore, we will add a reference in this section of MD&A to the AUM rollforward table provided in response to comment #9 below.

Mr. Terence O’Brien
Securities and Exchange Commission
January 26, 2009

Our 2008 distributable earnings ($ million) is lower than the amount of dividends we have paid ($ million) in respect of such period, and we did not pay a dividend on our Class A shares for the third or fourth quarter.
Declines in the NAV of our fund investments have also caused us to record GAAP losses from equity method investees of $ million in 2008. Furthermore, such declines impact our future management fees, generally at an annual rate of between 1% - 3% of the declines in aggregate fund NAV.
These redemptions will directly impact the management fees we receive in 2009 from such funds (which pay management fees of between 2% - 3% of AUM).
As a result of not meeting the incentive income thresholds with respect to such funds’ current investors, the incentive income from substantially all of our hybrid and liquid hedge funds has been discontinued for an indefinite period of time. Returns earned on capital from new investors continue to be incentive income eligible. Unrealized losses in substantially all of our private equity funds have resulted in significantly higher future returns being required before we earn incentive income from such funds. The returns required are subject to a number of variables including: the amount of loss incurred, the amount of outstanding capital in the fund, the amount and timing of future capital draws and distributions, the rate of preferential return earned by investors, and others. We do not expect to earn a substantial amount of incentive income in 2009.
As a result of market conditions, our net capital raised during 2008 (of $ billion) was lower than our expectations at the beginning of the year (of approximately $ billion to $ billion). This has reduced our expectations regarding future management fees and potential incentive income.
We expect the new footnote disclosure to be substantially similar to the following draft language, which will be separately disclosed for both the hybrid and liquid hedge funds.
Historical redemptions have been as follows:

Redemption
	Notices	Redemptions
Year	Received	Paid
2008	$—	$—
2007	$—	$—
2006	$—	$—
The differences between notices received and redemptions paid are a result of timing (notices received prior to year end, but paid in January) and the contractual agreements regarding redemptions, which in some cases allow for delayed payment.
Results of Operations. page 53
9.	We note that you earn management fees based on the size of the funds, or AUM. As AUM has a direct impact on your management fees and therefore a key component in providing a complete analysis of your management fees, please include a rollforward of your AUM at the consolidated/combined level and at the segment level in future filings. Please also include a detailed analysis of the components that have impacted AUM during each of the

Mr. Terence O’Brien
Securities and Exchange Commission
January 26, 2009

periods presented. Please include the following line items in your rollforward of AUM:
•	Cash inflows for new funds
•	Cash inflows for capital commitment calls
•	Cash outflows for redemptions
•	Cash outflows for a realization event
•	Market appreciation/(depreciation)
Please ensure your discussion and analysis of the market appreciation/(depreciation) provides investors with a sufficient understanding of the earnings and losses recognized by the Funds to allow an investor to understand the impact such changes has had and may have on your ability to earn incentive income historically and in the future. For example, we note your statement that the incentive income from a significant portion of the capital invested in Fortress’ hybrid and liquid hedge funds have been discontinued for an indeterminate period of time without any specific explanation about what these funds’ performances are and quantifying the amount by which incentive income thresholds have not been met and quantifying the impact these funds’ performances has had and is expected to have on your incentive income.
Response

We respectfully inform the Staff that, in response to the Staff’s comment, we will augment our disclosure in our Form 10-K for the fiscal year ended December 31, 2008 to include a rollforward of AUM. We note that such a rollforward is already included in our press releases, which have been periodically furnished to the Commission on Form 8-K. We also note that the amount by which the incentive income thresholds have not been met, on a percentage basis, was disclosed in our Form 10-Q for the fiscal quarter ended September 30, 2008 in the Risk Factors section and will again be disclosed in this section of our Form 10-K for the fiscal year ended December 31, 2008. The impact on our incentive income is addressed in our response to comment #8 above.

Mr. Terence O’Brien
Securities and Exchange Commission
January 26, 2009

We expect the new MD&A disclosure to be substantially similar to the following draft language.
Our AUM has changed over these periods as follows (in millions):

Private
		Equity		Liquid Hedge	Hybrid Hedge
		Funds	Castles	Funds	Funds	Total
2006
AUM January 1, 2006	$		$	$	$	$
Capital raised
Redemptions (A)
Increase in invested capital
Return of capital distributions
Reset date (B)
Crystallized incentive income (C)
Income (loss) and foreign exchange

AUM December 31, 2006	$		$	$	$	$

2007
Capital raised
Redemptions (A)
Increase in invested capital
Return of capital distributions
Reset date (B)
Crystallized incentive income (C)
Income (loss) and foreign exchange

AUM December 31, 2007	$		$	$	$	$

2008
Capital raised
Redemptions (A)
Increase in invested capital
Return of capital distributions
Reset date (B)
Equity buyback (D)
Crystallized incentive income (C)
Income (loss) and foreign exchange

AUM December 31, 2008	$		$	$	$	$

(A)	Excludes redemptions which reduced AUM subsequent to December 31, 2008. See “— Market Considerations” above.
(B)	The reset date is the date on which a private equity fund stops paying management fees based on commitments and starts paying such fees based on invested capital, which therefore changes fee paying AUM.
(C)	Represents the transfer of value from investors (fee paying) to Fortress (non-fee paying) related to realized hedge fund incentive income.
(D)	Represents the buyback of shares by Eurocastle.
10.	On pages 98-100, you note that if your funds perform poorly, you would recognize a decline in your revenue and results of operations, you may be required to repay incentive income, and your ability to raise capital for future funds may be impacted. In future filings, please include performance information for each of your funds by segment for each period presented. Fund performance information should include the name of the fund, inception date, assets under management as of each period presented, net annualized return since inception and net return for each period presented.

Mr. Terence O’Brien
Securities and Exchange Commission
January 26, 2009

This information will allow investors to better understand how fund performance has affected your financial statements.

Response
We respectfully inform the Staff that, in response to the Staff’s comment, we will augment our disclosure in our Form 10-K for the fiscal year ended December 31, 2008 to include a fund performance table that will include the requested information for all significant funds. We note that a good portion of this data is already included in our press releases, which have been periodically furnished to the Commission on Form 8-K.
We expect the new MD&A disclosure to be substantially similar to the following draft language.
[Rest of page intentionally left blank.]

Mr. Terence O’Brien
Securities and Exchange Commission
January 26, 2009

     The performance of our funds has been as follows:

		AUM
		December 31,			Returns (A)
Name of Fund	Inception Date	2008	2007	2006	2008	2007	2006	Inception to Date
Private Equity Funds
Fortress Investment Fund I
Fortress Investment Fund II
Fortress Investment Fund III
Fortress Investment Fund III
Coinvestment Fund
Fortress Investment Fund IV
Fortress Investment Fund IV
Coinvestment Fund
Fortress Investment Fund V
Fortress Investment Fund V
Coinvestment Fund
Fortress Residential Investment Deutschland
Fortress Florida Investment Fund
Fortress GAGACQ Fund
Fortress GAGACQ Coinvestment Fund
Fortress RIC Coinvestment Fund LP
Fortress Intrawest Coinvestment Fund
Fortress Holiday Investment Fund
Long Dated Value Fund I
Long Dated Value Fund II
Long Dated Value Fund III
Long Dated Value Patent Fund
Real Assets
Assets Overflow Fund
Fortress Credit Opportunities Fund
Fortress Mortgage Opportunities I
Fortress Mortgage Opportunities II
Fortress Mortgage Opportunities III

Liquid Hedge Funds
Drawbridge Global Macro Funds
Fortress Commodities Fund
Drawbridge Relative Value Funds

Hybrid Hedge Funds
Drawbridge Special Opportunities Fund LP
Drawbridge Special Opportunities Fund LTD
Fortress Partners Fund LP
Fortress Partners Offshore Fund LP

Mr. Terence O’Brien
Securities and Exchange Commission
January 26, 2009

(A)	Represents the following:
For private equity funds, represents net returns after management fees and incentive allocations. Incentive allocations are computed based on a hypothetical liquidation of net assets of each fund as of the balance sheet date. Returns are calculated for the investors as a whole. The computation of such returns for an individual investor may vary from these returns based on different management fee and incentive arrangements, and the timing of capital transactions.
For liquid and hybrid hedge funds, reflects net returns after taking into account any fees borne by the funds for a “new issue eligible,” single investor class as of the close of business on the last date of the relevant period. Specific performance may vary based on, among other things, whether fund investors are invested in one or more special investments.
11.	We note your disclosure under “Future Compensation Expense” that you granted 31 million Fortress Operating Group restricted partnership units to a senior employee in connection with reducing the senior employee’s profit sharing interests in various Fortress Funds. Please clarify to us and in future filing whether you have begun recognizing compensation expense for this grant considering the employee has the right to receive partnership distribution equivalent payments beginning January 1, 2008. In addition, tell us and disclose in future filings the fair value of the grant and if these are newly created Fortress Operating Group partnership units that dilute both the Principals’ and your interest in the Fortress Operating Group and by how much in percentage terms. Finally, as you note that in connection with the grant the employee’s profit sharing interests were reduced, disclose the net impact to your statements of operations.
Response

We respectfully inform the Staff that, as disclosed in the table on page 23 of our Form 10-Q for the fiscal quarter ended September 30, 2008, $41.2 million of compensation expense was recognized during the nine months then ended in connection with the 31 million restricted partnership units (“RPUs”). We also note that the fair value of the grants (31 million units at $13.75 per unit) is also disclosed in a table on the bottom of the prior page (22) and that the table disclosed at the end of Note 8 (pages 27 and 28) shows that the RPUs are dilutive to both the Principals’ and Fortress’s interests in Fortress Operating Group.
In response to the Staff’s comment, we will clarify the compensation footnote disclosure, as well as give the net pro forma impact to the statement of operations of the reduction in the employee’s profit sharing interest, in our Form 10-K for the fiscal year ended December 31, 2008.
The RPUs will be represented on the summary table of equity-based compensation with an explanatory footnote. We expect the new footnote disclosure to be substantially similar to the following draft language. Furthermore, we will include the RPUs separately in the rollforward table of awards and as a separate component of the table that breaks out total equity-based compensation

Mr. Terence O’Brien
Securities and Exchange Commission
January 26, 2009

for each period into its component parts, similar to the disclosure in our Form 10-Q for the fiscal quarter ended September 30, 2008.
Represents Fortress Operating Group (“FOG”) restricted partnership units (“RPUs”) granted to a senior employee. In connection with the grant of these interests, the employee receives partnership distribution equivalent payments on such units with economic effect as from January 1, 2008. The interests will vest into full capital interests in newly issued FOG units in three equal portions on the first business day of 2011, 2012 and 2013, respectively, subject to continued employment with Fortress. In connection with this grant, Fortress has reduced the employee’s profit sharing interests in various Fortress Funds’. This reduction in expense related to profit sharing interests impacted Fortress’s 2008 Income (Loss) Before Deferred Incentive Income, Principals’ and Others’ Interests in (Income) Loss of Consolidated Subsidiaries and Income Taxes by approximately $ million.
Liquidity and Capital Resources, page 65
12.	We note your disclosure that you expect cash on hand, operating cash flows, and available amounts under your revolving debt facility to satisfy your needs with respect to your capital commitments to your funds and your debt obligations over the next twelve months. We further note that your positive operating cash flows has significantly declined for the nine-months ended September 30, 2008 as compared to your pro forma nine-months ended September 30, 2007 positive operating cash flows. In future filings, please address your sources of cash that are available to support your other liquidity requirements for the next twelve months including working capital needs, lease obligations, potential incentive income repayment, and any other material use of cash during the next twelve months. Please also provide a detailed discussion as to how you determined cash on hand, operating cash flows, and available borrowings under your revolving debt facility will be sufficient to meet your short-term needs. For example, it may be useful for investors in understanding your liquidity position if you provide detailed disclosures about the significant changes in each source of cash in flows from period to period and the impact of these changes on your liquidity and capital resources as well as how you determined that these sources will still be sufficient to meet your current and long-term liquidity needs. This disclosure should include quantification of each source.
Response

In response to the Staff’s comment, we will augment our disclosure in our Form 10-K for the fiscal year ended December 31, 2008 to include an expanded discussion of liquidity. A discussion of changes in sources of cash inflows will be included in response to comment #17 below.

Mr. Terence O’Brien
Securities and Exchange Commission
January 26, 2009

We expect the new MD&A disclosure to be substantially similar to the following draft language.
Liquidity and Capital Resources

Liquidity is a measurement of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain investments, including our capital commitments to our funds, pay compensation, and satisfy our other general business needs including our obligation to pay U.S. federal income tax. In addition, we may require cash to make distributions. Our primary sources of funds for liquidity consist of cash flows provided by operating activities, primarily the management fees and incentive income paid to us from the Fortress Funds, borrowings under loans, and the potential issuance of debt and equity securities, as well as the investment returns on our principal investments in these funds. Our primary uses of liquidity include operating expenses (which include compensation, rent and interest, among others), working capital expenses, amortization payments under our credit agreement and tax and tax-related payments.
The receipt of management fees generally occurs on a fixed and fairly predictable schedule, subject to changes in the NAV of the Fortress Funds (due to performance or capital transactions). From time to time, we may elect, in our discretion, to defer the receipt of management or other fees, to which we are legally entitled, in order to optimize the operations of the underlying managed funds. The timing of receipt of cash flows from other operating activities is in large part dependent on the timing of distributions from our private equity funds, which are subject to restrictions and to management’s judgment regarding the optimal timing of the monetization of underlying investments, as well as dates specified in our hedge funds’ operating documents, which outline the determination and payment of our incentive income, if any. The timing of capital requirements to cover fund commitments is subject to management’s judgment regarding the acquisition of new investments by the funds, as well as the ongoing liquidity requirements of the respective funds. The timing of capital requirements and the availability of liquidity from operating activities may not always coincide, and we may make short-term, lower-yielding investments with excess liquidity or fund shortfalls with short-term debt or other sources of capital.
We expect that our cash on hand and our cash flows from operating activities, capital receipts from balance sheet investments and available financing will be sufficient to satisfy our liquidity needs with respect to expected current commitments relating to investments and with respect to our debt obligations over the next twelve months. We estimate that our expected management fee receipts over the next twelve months will be sufficient (along with our cash on hand of $___ million and expected capital receipts from our balance sheet investments) to meet our operating expenses (including compensation and lease obligations), required debt amortization payments, and fund capital commitments, in each case those expected to be funded during the next twelve months (see obligation tables below). These uses of cash would not (barring changes in other relevant variables) cause us to violate any of our debt covenants. We believe that the compensation we will be able to pay from these available sources will be sufficient to retain key employees and maintain an effective workforce.
We expect to meet our long-term liquidity requirements, including the repayment of our debt obligations and any new commitments or increases in our existing commitments relating to principal investments, through the generation of operating income and,

Mr. Terence O’Brien
Securities and Exchange Commission
January 26, 2009

potentially, additional borrowings and equity offerings. As discussed above, we believe that we will generate adequate operating cash flows to service our periodic debt payments, which will result in a gradual reduction in our debt level. Our ability to execute our business strategy, particularly our ability to form new funds and increase our AUM, depends on our ability to raise additional investor capital within our funds. Furthermore, strategic initiatives and the ability to make principal investments in funds may be dependent on our ability to raise capital at the Fortress level. Decisions by counterparties to enter into transactions with us will depend upon a number of factors, such as our historical and projected financial performance and condition, compliance with the terms of our current credit arrangements, industry and market trends and performance, the availability of capital and our counterparties’ policies and rates applicable thereto, the rates at which we are willing to borrow, and the relative attractiveness of alternative investment or lending opportunities. Furthermore, given the current, depressed level of the market price of our Class A shares as well as the illiquidity in the credit market (as described above under “— Market Considerations”), raising equity capital could be highly dilutive to our current shareholders and issuing debt obligations could result in significant increases to operating costs, if either were achieved in this market. The level of our share price also limits our ability to use our equity as currency in the potential acquisition of businesses, other companies or assets.
13.	We note that you have provided disclosures regarding the impact the current economic environment has had and may continue to have on your funds, you should also provide specific disclosure as to how you have been directly impacted by the current economic environment including how the tightening of the credit markets and investor concerns have impacted your liquidity. Please also explain how you are addressing such impacts. Refer to Section 501.13 of the Financial Reporting Codification for guidance.
Response

We acknowledge the Staff’s comment, and we believe that our responses to comments #8, #9, #12, #14 and #17 significantly address this comment. In addition, we will further augment our disclosure in our Form 10-K for the fiscal year ended December 31, 2008.
We expect the new MD&A disclosure to be substantially similar to the following draft excerpts. These excerpts will be included in the “— Market Considerations” section.
There currently is less debt and equity capital available in the market relative to the levels available in recent years, which, coupled with recent additional margin collateral requirements imposed by lenders on some types of investments, debt and derivatives, has increased the importance of maintaining sufficient liquidity without undue reliance upon additional infusions of capital from the debt and equity markets. Based on cash balances, committed financing and short-term operating cash flows, in the judgment of management, we have sufficient liquidity in the current market environment. However, maintaining this liquidity rather than investing available capital, and the reduced availability of attractive financing, has reduced our returns. Furthermore, we expect that our ability to access liquidity through the raising of equity capital or the issuance of debt

Mr. Terence O’Brien
Securities and Exchange Commission
January 26, 2009

obligations has been limited by the current market environment. This, in turn, may limit our ability to make investments, distributions, or engage in other strategic transactions. The dislocation of values and associated decreased liquidity in the global equity and debt markets have caused a material depreciation in equity and fixed income asset values, greater price volatility and weaker economic conditions around the globe. This has resulted in a significant reduction in the value of our investments, which in turn impacts our management fees, incentive income and investment income as described below.
The current ratio of our distributable earnings to our AUM is lower than it has been historically, and it is reasonably likely that the future ratios may also be below historic levels for an indeterminate period of time.
We are currently focused on preserving capital and liquidity rather than making investments or engaging in strategic transactions at the Fortress level.
14.	We further note that you are relying on the generation of operating income, additional borrowings and potential equity offerings for your long-term cash flow needs. Please provide a more detailed discussion of why you believe such sources will be available to you in future periods and/or will be available on favorable terms. Please ensure your discussion and analysis is specific to your facts and circumstances. In this regard, you have not recognized operating income for fiscal year 2007 and the nine months ended September 30, 2008; you have amended your current credit agreement during the fiscal year to adjust financial covenants, to reduce amount available, and other items; and your stock price has significantly declined.
Response

We respectfully inform the Staff that the response to this comment is included in the last paragraph of the draft disclosure submitted in response to comment #12 above.
Debt Obligations. page 67

15.	We note your disclosure that there is $102 million currently available under your revolving debt. In future filings, please either clarify that this amount is also available without violating any of your debt covenants or quantify the amount available without violating your debt covenants. Refer to Sections 501.13.b.2 and 501.13.c of the Financial Reporting Codification for Guidance.

Response

We respectfully inform the Staff that this amount was available without violating any of our debt covenants. As of December 31, 2008, our revolving facility was

Mr. Terence O’Brien
Securities and Exchange Commission
January 26, 2009

fully drawn and this draw did not violate any of our debt covenants. In response to the Staff’s comment, we will add this disclosure to our future filings when applicable.
Covenants. page 69
16.	Please revise your disclosure in future filings to include the actual amounts/ratios as of the most recent period. This will allow readers to compare the actual amounts/ratios to the minimum/maximum requirements per your credit agreement and easily understand your current status in meeting your financial covenants. Such disclosure should only be excluded if you believe that the likelihood of default is remote. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Response
In response to the Staff’s comment, we will add this disclosure to our Form 10-K for the fiscal year ended December 31, 2008 in both MD&A and the debt footnote in substantially the same format.
We expect the new footnote disclosure to be substantially similar to the following draft language.

	December 31, 2008
	(dollars in millions)
	Requirement		Actual	Notes
AUM	≥ $	22,000	$-	(A)
Consolidated Leverage Ratio	≤	2.75		(B)
Required Investment Assets	≥ $	—	$-	(C)
Fortress Fund Investments	≥ $	—	$-
Total Investments	≥ $	—	$-
(A)	Impacted by capital raised in funds, redemptions from funds, and valuations of fund investments.
(B)	Impacted by EBITDA, as defined, which is impacted by the same factors as distributable earnings, except EBITDA is not impacted by clawback reserves or the impairment of investments.
(C)	Impacted by capital investments in funds and the valuation of such funds’ investments.
Cash Flows. page 70
Operating Activities. page 71

Mr. Terence O’Brien
Securities and Exchange Commission
January 26, 2009

17.	In future filings, please revise your disclosure to provide a discussion and analysis of your operating cash flows. In this regard, your current disclosure only addresses the fact that your nine-months ended September 30, 2007 operating cash flows include the funds activity for three-months without an analysis of why operating cash flows have declined for the nine-months ended September 30, 2008 in comparison to pro forma operating cash flows for the nine-months ended September 30, 2007. Refer to Section 501.13 of the Financial Reporting Codification for guidance.

Response
In response to the Staff’s comment, we will add this disclosure to our Form 10-K for the fiscal year ended December 31, 2008. The comparison of 2007 to 2006 is not meaningful due to the inclusion of the consolidated funds in the 2006 presentation. Therefore, we will include a comparison of 2008 to 2007, with 2007 on a pro forma basis to exclude the consolidated funds from the first three months. We respectfully inform the Staff that, since we have not yet completed our 2008 cash flow analysis, we cannot provide a draft of this disclosure with our response.
In connection with our response to the Staff’s comments, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any additional questions or comments, please contact me at 212-798-6081.
Sincerely,
/s/ Daniel N. Bass
Daniel N. Bass
Chief Financial Officer